SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 11)

TippingPoint Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

888011 10 3

(CUSIP Number)

James E. Cahill

7501B N. Capital of Texas Hwy.

Austin, Texas 78731

(512) 681-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

SCHEDULE 13D/A

CUSIP No. 888011 10 3	Page 2 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). John F. McHale

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,897,151 8. Shared Voting Power 0 9. Sole Dispositive Power 1,897,151 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,897,151

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) IN

ITEM 2.	IDENTITY AND BACKGROUND

The response set forth in Item 2 is hereby amended and supplemented as follows:

This statement is being filed by John F. McHale (“Mr. McHale” or the “Reporting Person”). Mr. McHale is Chairman of the Board of Directors of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The response set forth in Item 4 is hereby amended and supplemented as follows:

As the Buyout Group was dissolved on May 3, 2002, David S. Lundeen, Kent A. Savage (“Mr. Savage”) and Watershed Capital I, L.P. (“Watershed Capital”) will no longer report their holdings in the Issuer’s Common Stock as a group pursuant to this Statement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 11 to Schedule 13D (“Filing Date”), Mr. McHale beneficially owns 1,897,151 shares of Common Stock of the Issuer. Mr. McHale’s 1,897,151 shares include: (i) 1,780,387 shares held by Mr. McHale individually, (ii) 66,667 shares held in McHale – Mattesson Foundation and (iii) an aggregate of 50,097 shares held in trust for the benefit of family members of Mr. McHale. Mr. McHale’s 1,897,151 shares of Common Stock represent approximately 26.0% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

The determination of the percent of beneficial ownership of Common Stock is based upon there being 7,303,776 shares of Common Stock issued and outstanding as of the latest Quarterly Report filed with the Commission by the Issuer.

As a result of the private placement of 1,995,833 shares of the Issuer’s Common Stock pursuant to that Stock Purchase Agreement, dated October 17, 2003, Mr. Savage ceased to be a beneficial owner of more than 5% of the Issuer’s Common Stock as of October 20, 2003, the date of the first closing of the private placement, and Watershed Capital ceased to be a beneficial owner of more than 5% of the Issuer’s Common Stock as of November 24, 2003, the date of the second closing of the private placement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response set forth in Item 6 is hereby amended and supplemented as follows:

On January 28, 2004, Mr. Savage repaid certain loans from Mr. McHale, and in connection therewith, the 118,267 shares of Common Stock of the Issuer pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $887,000 Pledge Agreement and Note, and the 285,947 shares of Common Stock of the Issuer pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $500,000 Pledge Agreement and Note, were released from the Pledge Agreements.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to the requirements of the Act, this Amendment No. 11 to Schedule 13D has been signed on March 4, 2004.

By:	/s/ JOHN F. MCHALE

John F. McHale